Mail Stop 3561

September 21, 2006

Mr. Craig Owens
Chief Financial Officer
Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

> **RE:** **Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-15180**

Dear Mr. Owens:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

1. Our records show your File Number is 333-13302, rather than file number 1-15180 that appears on the cover page of the report. Please revise in future filings.

Item 5. Operating and Financial Review and Prospects, page 22

2. In future filings please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated, or relocated during the period.

Critical Accounting Policies, page 25

3. In future filings please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. See SEC Release No. 33-8350.

Item 16C. Principal Accountant Fees and Services, page 72

4. Please tell us the nature of the services performed by Deloitte Consulting. Please also tell us why the performance of the non-audit services is not inconsistent with general standard of auditor independence. Please refer to Rule 2-01 of Regulation S-X.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5. Please tell us the city and country where the report was issued by Deloitte Reviseurs D'Entreprises SC sfd SCRL. In future filings please ensure report indicates the city and country where issued. Refer to Rule 2-02(a) of Regulation S-X. Please similarly revise the consent filed as Exhibit 15.1 in future filings.

6. As the report is signed by Deloitte Reviseurs D'Entreprises SC sfd SCRL we would expect the firm to be registered with the PCAOB. However, it does not appear that the firm is a registered accounting firm. Please advise. If the firm that signed the report is registered with the PCAOB under a different name, please fully explain the circumstances to us.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

7. Please tell us whether you honor sales incentives offered by your vendors directly to your customers. If honored, please tell us your accounting policy for classifying amounts reimbursed from your vendors under both IFRS and US GAAP. In this regard, you disclose that sales are recorded at the amount received from the customer. For US GAAP purposes please refer to EITF 03-10.

Supplier Allowances, page F-13

8. In future filings please disclose the amount of supplier allowances recorded as a reduction of selling, general and administrative expenses for each period presented.

Note 4. Business Acquisitions, page F-15

9. In future filings please disclose a description of the factors that contributed to a cost that results in recognition of goodwill. Refer to paragraph 67(h) of IFRS 3.

Note 46. Reconciliation of IFRS to US GAAP and Presentation of Condensed Consolidated Information Prepared in Accordance with US GAAP, page F-62

b. Goodwill – Impairment, page F-63

10. Please tell us whether your groups of cash generating units under IFRS differ from reporting units determined under US GAAP. If so, please tell us the differences. If Kash n' Karry is not a reporting unit under US GAAP, please tell us why. In addition, please tell us in detail why you have not recognized any goodwill impairment of Kash n' Karry under US GAAP.

f. Share-Based Payments, page F-64

11. It does not appear that the difference in share-based compensation expense under IFRS and US GAAP give rise to differences in stockholders' equity for each of the years presented. Please advise. If applicable, please explain to us why the difference in share-based compensation expense under IFRS and US GAAP does not give rise to differences in stockholders' equity.

Reconciliation to US GAAP, page F-66

12. We note your heading "Approximate reconciliation to US GAAP of net income and shareholders' equity would be as follows:." In future filings please revise to avoid characterizations that imply the materiality standard for your US GAAP reconciliation is looser than would apply if you were presenting US GAAP directly.

13. Please tell us what the "goodwill - transition to IFRS adjustment" in the reconciliation of net income to US GAAP represents.

Presentation of Additional Financial Information in Accordance with US GAAP, page F-71

14. In future filings please disclose the tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets, the totals of all deferred tax liabilities, deferred tax assets and the valuation allowance recognized for deferred tax assets and the net change in the valuation allowance for each period presented and the amounts of current and non current deferred tax assets and liabilities. Please refer to SFAS 109.

15. We note that inventory write-downs are reversed when the reason for a write-down of inventories ceases to exist. Please tell us if your policy results in increases in the cost of inventory previously written down and the specific reasons why write-downs are reversed. Please refer to paragraph 5 of Statement 3 of Chapter 4 of ARB 43. If you have reversed write-downs that resulted in increases in the cost of inventory, please tell us the amounts of the increases for each year presented.

Earnings per Share, page F-68

16. It appears that diluted earnings per ordinary share related to interest expense assuming conversion of the convertible debt should be reflected in diluted

earnings per share from income before loss from discontinued operations and cumulative effect of changes in accounting principle. Please tell us why your presentation of diluted earnings per complies with SFAS 128 or revise your disclosure in future filings as appropriate.

17. In future filings please disclose why the weighted average number of diluted ordinary shares outstanding differs from the weighted average determined under IFRS.

Statements of Comprehensive Income, page F-70

18. It appears that your accounting policies for financial instruments under US GAAP are the same as those under IFRS except with respect to the date purchases and sales are recognized. If true, please confirm to us that our understanding is correct and explain to us why accumulated comprehensive income amounts disclosed on page 70 differ from the amounts reflected on page 26 in Note 15. If there are other differences in your accounting for financial instruments under US GAAP and IFRS, please tell us what the differences are and how the effects of the differences are reflected in the reconciliations to US GAAP on page F-66.

Long-Lived Asset Impairment and Disposal, page F-71

19. Please tell us why the differences between impairment losses recognized under US GAAP and impairment losses recognized under IFRS disclosed on page F-23 in Note 10 do not agree to the adjustments reflected in the reconciliation of net income on page F-66. If related to differences in depreciation, please consider revising your disclosure in Note g on page F-74 in future filings as appropriate.

Discontinued Operations, page F-72

20. In fiscal 2003 you closed 44 Food Lion and Kash n' Karry stores which are presented as discontinued operations in accordance with SFAS 144 for US GAAP purposes. Please explain to us why these stores are not classified as discontinued operations under IFRS.

Goodwill and Other Intangible Assets, page F-73

21. Please tell us each of the differences and their amounts between the carrying value of trade names and intangible assets with finite lives under US GAAP and IFRS. Please also explain to us how the differences are reflected in the reconciliation of shareholders' equity to US GAAP on page F-66.

Benefit Plans, page 75

22. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

23. Please tell us whether the differences in amounts of pension expense and net pension liabilities recognized under US GAAP as compared to the amounts recognized under IFRS as disclosed in the tabular presentations on page F-37 and F-38 should reconcile to the adjustments related to pension plans in the reconciliations to US GAAP on page F-65. If so, please tell us how to derive and/or reconcile the amounts of the adjustments for each year presented using the amounts disclosed in the tabular presentations of pension costs and net pension liabilities under IFRS and US GAAP. Please also tell us how to derive and/or reconcile the minimum pension liability for each year presented under US GAAP in the presentation on page F-75 to the net pension liability and the additional pension liability amounts included in the statements of comprehensive income on page F-70. In that regard, it appears that the minimum pension liability, net of taxes, reflected in stockholders' equity disclosed on page F-70 exceeds the amounts of the minimum pension liability reflected in stockholders' equity disclosed on page F-75.

Stock Based Compensation, page F-75

24. In future filings please disclose the current intrinsic value of fully vested awards outstanding and exercisable and compensation cost not yet recognized related to nonvested awards and the weighted average period over which it is expected to be recognized. Refer to paragraphs A240(d) and A240(h) of SFAS 123R.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant